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                                                                   Exhibit 99.6

                                     LOGO

                                 June 24, 1996

To: All Participants in Viacom Employee Benefit Plans

From: William Roskin

Re: Split-off of Cable Division - Exchange Offer

  As you are aware, the split-off of Viacom's cable systems is commencing today. The transaction is being accomplished through a modified "dutch auction" exchange offer. Generally, holders of Viacom Inc. common stock are being given the opportunity to exchange their Viacom stock for stock in another company that will own the cable business. As a holder of Viacom common stock through your participation in a Viacom 401(k) Plan, you are eligible to participate in the exchange offer. It is your choice, and your choice only, whether you participate in the offer.

  Included in the enclosed materials is an Offering Circular - Prospectus containing a formal description of the transaction, a prospectus of Tele-Communications, Inc., a letter to Plan participants and a Letter of Transmittal. We urge you to read these materials thoroughly for complete details on the transaction, including its purpose and effect and the procedures that must be followed if you decide to participate in the exchange offer.